FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-30850

Valcent Products Inc.
789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

Report of Foreign Private Issuer

Effective September 28, 2007 Douglas E. Ford resigned from the Board of Directors of Valcent Products, Inc (the “Company”).  Mr. Ford served as a member of the Company’s Audit Committee. Mr. Ford resigned in order to devote his attention to other business opportunities and to allow the Company to retain directors that will be actively involved in the Company’s growth and the development of its business concepts.

Effective October 3, 2007, George T. Stapleton III was appointed to serve on the Company’s Board of Directors.  There is no arrangement or understanding pursuant to which Mr. Stapleton was appointed to our Board of Directors.   Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975 and has 32 years of international experience in the offshore oil construction and service industry, project development, oil and gas exploration and production and energy infrastructure related projects. Mr. Stapleton is currently the President and Chief Executive Officer of Megawest Energy Corp. He has been the Chief Operating Officer and a Director of Deerfield Energy LLC since 2005 and the President and a director of Trinity Sands Energy LLC since 2006. He was formerly the President, and remains a director, of E-T Energy Ltd., a private Canadian company testing an electrothermal approach to the production of bitumen from the Athabasca tar sands. From 2000 to 2002 he was responsible for the development of simulation based training packages for the energy and industrial sectors for Simulis, LLC.

Mr. Stapleton was the President of Products & Services for NEOppg Ltd. from 1998 to 2000 where he was responsible for the development of the services side of the company's business plan, focusing on a proprietary multilateral system, heavy oil production systems and artificial lift products. Prior to that he was Vice-President, Operations for Asian Tiger Energy Company, an independent oil company developing oil and gas projects, primarily in Southeast Asia. Before Asian Tiger, Mr. Stapleton spent nineteen years overseas with J. Ray McDermott in the Arabian Gulf, North Sea and Asia as Field Engineer, Operations Engineer, Project Manager, Fabrication Division Manager at Batam Island, Indonesia and finally as Division Manager – Business Development and Project Management where he oversaw project management of all turnkey projects for Southeast Asia and was responsible for business development activities throughout the region.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	Press Release dated October 4, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

Date October 4, 2007	By:	/s/ George Orr
Name: George Orr
Title: Chief Financial Officer and Director